UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) or (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

SKEENA RESOURCES LIMITED

(Exact name of registrant as specified in its charter)

British Columbia	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1021 West Hastings Street, Suite 650
Vancouver British Columbia, Canada	V6E 0C3
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to purchase Common Shares	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:  N/A

Securities to be registered pursuant to Section 12(g) of the Act:  None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.    Description of Registrant’s Securities to be Registered.

Background

On November 10, 2023, Skeena Resources Limited’s (“Registrant”) board of directors (the “Board”) approved the Registrant’s Shareholder Rights Plan (the “Rights Plan”) as set forth in the Shareholder Rights Plan Agreement, dated November 14, 2023 (the “Rights Plan Agreement”), subject to ratification by the shareholders of the Registrant. The purpose of the Rights Plan is to ensure, to the extent possible, that all shareholders of the Registrant are treated fairly in connection with any take-over offer or bid for the shares of the Registrant.

At a meeting of shareholders of the Registrant to be held within the next six months (the “Meeting”), the shareholders of the Registrant are expected to vote to approve and ratify the Rights Plan and the issuance of one right (a “Right”) for each common share, no par value (“Common Share”), of the Registrant outstanding pursuant to the Rights Plan, which Common Shares are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, and listed on the New York Stock Exchange.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan. This summary is qualified in its entirety by the provisions of the Rights Plan, a copy of which is included as an exhibit to this registration statement.

Effective Date and Term

The Rights Plan became effective on November 14, 2023, after approval by the Board on November 10, 2023. Notice for filing of the Rights Plan has been provided to the Toronto Stock Exchange (“TSX”) and, under the rules of the TSX, a rights plan must be ratified by shareholders at a meeting held within six months following the adoption of the plan. Pending shareholder ratification and approval of the Rights Plan, the Rights Plan will remain in effect so that its intent is not circumvented prior to the Meeting. All shareholders will be permitted to vote on ratification and approval of the Rights Plan, other than those holders of Common Shares who are not Independent Shareholders (as defined below). If the Rights Plan is not ratified by Independent Shareholders at a meeting of shareholders of the Registrant to be held not more than six months following the date hereof, or reconfirmed at the third annual meeting following each shareholders’ meeting at which the Rights Plan is ratified or reconfirmed, the Rights Plan will terminate.

Issue of Rights

One Right was issued and attached to each Common Share outstanding as of the close of business on November 14, 2023 (the “Record Time”) and will attach to each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the expiration of the Rights Plan (the “Expiration Time”).

Rights Exercise Privilege

The Rights generally separate from the Common Shares and become exercisable ten trading days (the “Separation Time”) after a person has acquired, or commenced a take-over bid to acquire, 20% or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”) or a transaction otherwise permitted by the Rights Plan. The acquisition by any person (an “Acquiring Person”) of 20% or more of the Common Shares, other than by way of a Permitted Bid or a transaction otherwise permitted by the Rights Plan, is referred to as a “Flip-in Event.” Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (excluding Rights held by an Acquiring Person which have become void), will permit the purchase of that number of Common Shares having an aggregate Market Price (as defined in the Rights Plan) on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price (as defined in the Rights Plan) for an amount in cash equal to the Exercise Price. The Exercise Price is defined, for the period from and after the Separation Time, as an amount equal three (3) times the Market Price per Common Share determined as of the Separation Time. For instance, if the Market Price at the Separation Time is C$50 per share, the Exercise Price would be C$150 and each Right would entitle the holder to acquire Common Shares having an aggregate Market Price of C$300 (i.e., twice the Exercise Price [2 x C$150]) in exchange for cash consideration equal to the Exercise Price. In effect, each shareholder (other than an Acquiring Person) will have the right, upon the occurrence of a Flip-in Event, to acquire six (6) Common Shares at a price equal to 50% of the Market Price, as determined for the purposes of the Rights Plan.

Trading of Rights

Until the Separation Time, the Rights will be evidenced by the certificates representing the Common Shares and will be transferable only together with the associated Common Shares. After the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued for Rights in respect of Common Shares issued after the Separation Time and before the Expiration Time, to each holder (other than an Acquiring Person) converting securities that are exchangeable for Common Shares after the Separation Time. Rights will trade separately from the Common Shares after the Separation Time.

Lock-up Agreements

A bidder may enter into lock-up agreements (a “Lock-up Agreement”) with shareholders whereby such shareholders agree to tender their Common Shares to the take-over bid (the “Lock-up Bid”) without a Flip-in Event occurring. Such Lock-up Agreement must be publicly disclosed and (i) permit the shareholder to withdraw its securities from the Lock-up Agreement in order to deposit or tender the securities to another take-over bid or support another transaction that in either case will provide a greater price or value to the shareholder than the Lock-up Bid and (ii) permit the shareholder to withdraw its securities from the Lock-up Agreement in order to deposit or tender the securities to another take-over bid or to support another transaction that contains an offer price or value for each Common Share that exceeds by as much as or more than a specified amount, which specified amount may not be greater than 7%. In addition, such Lock-up Agreement must provide that no “break up” fees or other penalties that exceed, in the aggregate, the greater of (i) 2.5% of the price or value of the consideration payable under the Lock-up Bid to such locked-up person and (ii) 50% of the increase in the consideration resulting from another take-over bid transaction shall be payable by the shareholder if the shareholder fails to tender its securities to the Lock-up Bid.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

•	The take-over bid must be made to all holders of Common Shares, other than the person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn a take-over bid (an “Offeror”);

•	The take-over bid must contain an irrevocable and unqualified condition that no Common Shares will be taken up or paid for:

•	prior to the close of business on a date that is no earlier than the earlier of (i) the date 105 days following the date of the take-over bid and (ii) the last day of the initial deposit period that the Offeror must allow securities to be deposited under the take-over bid pursuant to NI 62-104 – Take-Over Bids and Issuer Bids (“NI 62-104”); and

•	unless on such date more than 50% of the Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

•	the securities may be deposited to the take-over bid at any time during the period in which the take-over bid must remain open in accordance with the NI 62-104, and any securities deposited pursuant to the take-over bid may be withdrawn until taken up and paid for;

•	if more than 50% of the Common Shares held by Independent Shareholders have been deposited or tendered pursuant to the take-over bid and not withdrawn, the Offeror must make a public announcement of that fact and the take-over bid must be extended for a period of not less than ten (10) days from the date of such public announcement.

“Independent Shareholders” is defined in the Rights Plan as all holders of Common Shares, excluding any Acquiring Person, any person that is making or has announced an intention to make a take-over bid for the Common Shares (other than a person who is not deemed to beneficially own the Common Shares held by such person), affiliates, associates and persons acting jointly or in concert with such excluded persons, and any person who is a trustee of an employee benefit, share purchase plan, deferred profit sharing or other similar plan or trust for the benefit of employees of the Registrant unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a take-over bid.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that the minimum deposit period may be shorter as prescribed by NI 62-104.

Waiver

The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event where a take-over bid is made by a take-over bid circular to all holders of Common Shares. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Registrant made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Rights Plan has been waived. The Board, acting in good faith, may, in respect of any Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event where the Board has determined that the Acquiring Person became an Acquiring Person by inadvertence and such person has reduced its beneficial ownership such that it is no longer an Acquiring Person. The Board, acting in good faith, may, with the approval of a majority of votes cast by the Independent Shareholders voting in person or by proxy at a meeting duly called for that purpose, determine, at any time prior to the occurrence of a Flip-in Event, to waive the application of the Rights Plan for any Flip-in Event.

Redemption

The Board, with prior written consent of the holders of Common Shares or the holders of Rights, at any time prior to the occurrence of a Flip-in Event, may redeem all of the outstanding Rights at a price of C$0.000001 each.

Amendment

The Board may amend the Rights Plan with the prior consent of the holders of Common Shares (or holders of Rights if the Separation Time has occurred). The Board, without such approval, may make amendments to the Rights Plan to correct any clerical or typographical error or which are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, rules or regulations thereunder.

Exception for investment advisors

Investment managers (for client accounts), managers of mutual funds, trust companies (acting in their capacity as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies), registered pension funds or plans and their administrators or trustees, and Crown agents or agencies acquiring greater than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

The foregoing description of the Rights and the Rights Plan are qualified in their entirety by reference to the full text of the Rights Plan Agreement, a copy of which is attached as an exhibit hereto and incorporated by reference herein.

Item 2.    Exhibits.

Exhibit No.	Description

3.1	Articles of the Registrant, as amended.

4.1	Shareholder Rights Plan Agreement, dated as of November 14, 2023, between the Registrant and Computershare Investor Services Inc., as Rights Agent.

4.2	Form of Rights Certificate (included as part of Exhibit 4.1 hereto).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: November 14, 2023

SKEENA RESOURCES LIMITED

	By:	/s/ Andrew MacRitchie
		Name:	Andrew MacRitchie
		Title:	Chief Financial Officer